UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of September, 1998



                                TELEGLOBE INC.
                (Translation of registrant's name into English)

      1000, rue de La Gauchetiere ouest, Montreal, Quebec H3B 4X5 Canada
                   (Address of principal executive offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F____   Form 40-F   X
                                                ---

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                             Yes _____ No   X
                                           ---

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act, of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          TELEGLOBE INC.



                          By:  /s/ Andre Bourbonnais
                               ---------------------
                             Name:   Andre Bourbonnais
                             Title:  Vice-President, Legal Affairs and
                                       Corporate Secretary



Date:       September 3, 1998

             UNAUDITED RECONCILIATION OF FINANCIAL STATEMENTS

                 FROM CANADIAN GAAP TO UNITED STATES GAAP




The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. The following adjustments would be required in order to present the financial statements in accordance with U.S. GAAP and with practices prescribed by The United States Securities and Exchange Commission.


Under U.S. GAAP, the net income and earnings per common shares figures for the six month period ended June 30, 1998 would be as follows (in millions of Canadian dollars except per share amounts) :



          Net income -- as reported . . . . . . . . . . .         $  84.4
          Adjustments
            Foreign exchange (a)  . . . . . . . . . . . .            (2.7)
            Purchase price of an acquired enterprise (b)             (0.2)
            Purchase accounting (c) . . . . . . . . . . .            (0.1)
            Income taxes (d)  . . . . . . . . . . . . . .             1.1
            Real estate joint venture (f) . . . . . . . .             0.1
            Development stage enterprises (g) . . . . . .           (15.5)
            Post-retirement benefits (i)  . . . . . . . .            (0.1)
                                                                    (17.4)
          Net income -- U.S. GAAP . . . . . . . . . . . .         $  67.0

          Earnings per share -- U.S. GAAP
            Basic . . . . . . . . . . . . . . . . . . . .         $   0.49
            Diluted . . . . . . . . . . . . . . . . . . .         $   0.48

          The application of U.S. GAAP as at June 30, 1998, would have a significant effect on the following balance sheet items as reported (in millions of Canadian dollars):

          Current assets - Canadian GAAP  . . . . . . . .         $ 981.7
            Development stage enterprises (g) . . . . . .            (0.2)
            Joint ventures (h)  . . . . . . . . . . . . .           (31.7)
          Current assets - U.S. GAAP  . . . . . . . . . .         $ 949.8

          Investments - Canadian GAAP . . . . . . . . . .         $  32.5
            Real Estate joint venture (f) . . . . . . . .            (1.3)
            Development stage enterprises (g) . . . . . .           (60.7)
            Joint ventures (h)  . . . . . . . . . . . . .           412.1
          Investments - U.S. GAAP . . . . . . . . . . . .         $ 382.6
          Property, plant and equipment - Canadian GAAP .         $1393.7
            Purchase accounting (c) . . . . . . . . . . .            (0.1)
            Joint ventures (h)  . . . . . . . . . . . . .          (519.3)
          Property, plant and equipment - U.S. GAAP . . .         $ 874.3

          Goodwill - Canadian GAAP  . . . . . . . . . . .         $  88.6
            Purchase price of an acquired enterprise (b)              7.2
            Purchase accounting (c) . . . . . . . . . . .             7.8

            Joint ventures (h)  . . . . . . . . . . . . .            (6.3)
          Goodwill - U.S. GAAP  . . . . . . . . . . . . .         $  97.3

          Other assets and deferred charges - Canadian
          GAAP  . . . . . . . . . . . . . . . . . . . . .         $ 176.1
            Foreign exchange (a)  . . . . . . . . . . . .           (12.7)
            Development stage enterprises (g) . . . . . .           (12.6)
            Post-retirement benefits (i)  . . . . . . . .            (0.1)
            Joint ventures (h)  . . . . . . . . . . . . .           (61.1)
          Other assets and deferred charges - U.S. GAAP .         $  89.6

          Current liabilities - Canadian GAAP . . . . . .         $ 753.4
            Rent escalation (e) . . . . . . . . . . . . .             7.1
            Joint ventures (h)  . . . . . . . . . . . . .           (42.1)
          Current liabilities - U.S. GAAP . . . . . . . .         $ 718.4

          Long term debt - Canadian GAAP  . . . . . . . .         $ 613.6
            Joint ventures (h)  . . . . . . . . . . . . .          (162.5)
          Long term debt - U.S. GAAP  . . . . . . . . . .         $ 451.1

          Deferred income taxes - Canadian GAAP . . . . .         $  66.2
            Income taxes (FAS 109) (d)  . . . . . . . . .            (1.8)
          Deferred income taxes - U.S. GAAP . . . . . . .         $  64.4

          Other liabilities and deferred credits   -
          Canadian GAAP . . . . . . . . . . . . . . . . .         $  75.8
            Development stage enterprises (g) . . . . . .           (21.4)
            Joint ventures (h)  . . . . . . . . . . . . .            (1.7)
          Other liabilities and deferred credits  -  U.S.
          GAAP  . . . . . . . . . . . . . . . . . . . . .         $  52.7

          Shareholders' equity -- as reported . . . . . .         $1163.6
          Cumulative adjustments
            Foreign exchange (a)  . . . . . . . . . . . .           (12.7)
            Purchase price of an acquired enterprise (b)              7.2
            Purchase accounting (c) . . . . . . . . . . .             7.7
            Income taxes (d)  . . . . . . . . . . . . . .            36.1
            Rent escalation (e) . . . . . . . . . . . . .            (7.1)
            Real estate joint venture (f) . . . . . . . .            (1.3)
            Development stage enterprises (g) . . . . . .           (52.1)
            Post-retirement benefits (i)  . . . . . . . .            (0.1)
            Extraordinary item (j)  . . . . . . . . . . .           (30.1)
            Cumulative translation adjustment (k) . . . .            (4.2)
          Shareholder's equity -- U.S. GAAP . . . . . . .         $1107.0

          Under U.S. GAAP, the cash flow figures for the six month period ended June 30, 1998, would be as follows (in millions of Canadian dollars):

          Cash flow provided by (used for):

          Operating activities - Canadian GAAP  . . . . .         $ 198.8
            Foreign exchange (a)  . . . . . . . . . . . .            (2.8)
            Development stage enterprises (g) . . . . . .            (1.7)
            Joint ventures (h)  . . . . . . . . . . . . .           (39.2)
          Operating activities - U.S. GAAP  . . . . . . .         $ 155.1

          Investing activities - Canadian GAAP  . . . . .            29.0
            Foreign exchange (a)  . . . . . . . . . . . .             2.8
            Development stage enterprises (g) . . . . . .             1.7
            Joint ventures (h)  . . . . . . . . . . . . .            56.9
          Investing activities - U.S. GAAP  . . . . . . .         $  90.4

          Financing activities and dividends - Canadian
          GAAP  . . . . . . . . . . . . . . . . . . . . .           (38.6)
            Joint ventures (h)  . . . . . . . . . . . . .            (5.4)
          Financing activities - U.S. GAAP  . . . . . . .         $ (44.0)

          Increase in cash  . . . . . . . . . . . . . . .         $ 201.5
          Cash, beginning of year . . . . . . . . . . . .            67.7
          Cash, end of year . . . . . . . . . . . . . . .         $ 269.2



(a)  Foreign exchange
     U.S. GAAP requires immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian accounting principles require that these unrealized gains and losses be deferred and amortized.
(b)  Purchase price of an acquired enterprise
     Under U.S. GAAP, the difference between the discounted value and the face value of an interest-free loan to employees under an employee share purchase plan and the discount on the price of such shares issued in contemplation of an acquisition of an enterprise are being considered in the determination of the purchase price and consequently increases the goodwill.
(c)  Purchase accounting
     The deferred tax liability on non-deductible difference between the recorded costs of acquired fixed assets and the tax bases of such assets were recorded in goodwill and as a deferred tax liability under U.S. GAAP rather than recorded in fixed assets under Canadian GAAP. Consequently, a difference in depreciation expense occurs due to different periods of depreciation on amortization and amounts of goodwill and fixed assets.
(d)  Income taxes
     Under U.S. GAAP, deferred income taxes are calculated based on the asset and liability method and are revalued each period using currently enacted tax rates. Deferred income taxes for Canadian GAAP, based on the deferral method, are measured at tax rates prevailing at the time the provisions for deferred taxes are made. In addition, the deferred tax impact of other reconciling items are included.
(e)  Rent escalation
     U.S. GAAP requires that total rental payments, including any rent escalation clauses, be amortized on a straight-line basis over the term of the leases.

(f)  Real estate joint venture
     U.S. GAAP requires that the period of capitalization of costs ceases on the date when the property is ready for its intended use. In Canada, that period is determined to be the date when a satisfactory level of occupancy has been achieved. Also, under U.S. GAAP, total rental revenues, including any rent escalation clauses, is amortized on a straight-line basis over the term of the leases.
(g)  Development stage enterprises
     U.S. GAAP requires that development stage enterprises shall present their financial statements in conformity with GAAP applicable to established operating enterprises. In Canada, such enterprises may defer expenditures during the pre-operating period.
(h)  Joint ventures
     Interest in joint ventures are recognized using the proportionate consolidation method for Canadian GAAP. Under U.S. GAAP, joint ventures are accounted for using the equity method.
(i)  Post-retirement benefits
     U.S.GAAP requires accounting for post-retirement benefit plans on the accrual basis. In Canada these costs are recorded when they are incurred.
(j)  Extraordinary item
     U.S. GAAP requires an enterprise to record the net effects of discontinuing the application of the provisions applicable to rate-regulated enterprises as an extraordinary item in the financial statements. In 1996, Teleglobe Canada, a subsidiary of the Corporation, became subject to a regulation based on price ceiling instead of the previous rate of return on equity regulation. As a result, the probable revenue asset, set up as a result of certain deferred tax liability being recorded, was written off.
(k)  Cumulative translation adjustment
     U.S. GAAP requires recording the cumulative translation adjustment net of taxes in certain circumstances.
(l)  Comprehensive income
     Comprehensive income for the six month period ended June 30, 1998 is $65.8, which in addition of net income, include the change in cumulative translation adjustment.